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Paul D. Hodgdon

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212-450-4502 tel 212-701-5502 fax paul.hodgdon@davispolk.com

August 14, 2009

Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	GHL Acquisition Corp.
Preliminary Proxy Statement on Schedule 14A
Filed June 8, 2009
File No. 001-33963

Dear Mr. Spirgel:

On behalf of GHL Acquisition Corp. (“GHQ”), we are submitting GHQ’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”) made in the letter dated June 11, 2009 from Larry Spirgel, Assistant Director of the SEC, to Scott L. Bok, Chairman and Chief Executive Officer of GHQ, regarding the above-mentioned preliminary proxy statement.

This letter and GHQ’s amended proxy statement are being filed electronically with the SEC today.  In addition to the EDGAR filing, we are delivering via hand delivery a hard copy of this letter, along with a courtesy copy of the amended proxy statement marked to indicate changes from the version filed on June 8, 2009.

Page references in our responses correspond to the version of the proxy statement that is being filed today, however, the page references to the section headings taken from the Staff’s comment letter refer to the original pagination.  Please note that, for the Staff’s convenience, we have included each of the Staff’s comments in bold and provided GHQ’s response to each comment immediately thereafter.

Larry Spirgel	August 14, 2009	pg. 2

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

3. Pro Forma Adjustments and Assumptions

1.	We note that you are still considering your response to prior comment 1. Once determined, please respond to our comment and if applicable, reflect the Motorola arrangement in your filing.

Response

The proxy statement has been revised in response to the Staff’s comment.  Please see pages 37 and 47 of the proxy statement.

Proposal 1 – Approval of the Acquisition, page 58

2.
We note your response to prior comment 2 from our letter dated May 6, 2009. Please revise your preliminary proxy to discuss why the board did not obtain an updated fairness opinion and describe the analyses conducted to evaluate the value of the consideration and fairness. Also revise your disclosure to indicate that Duff& Phelps is still entitled to payment of $190,000 if the acquisition is approved by shareholders.

Response

The proxy statement has been revised in response to the Staff’s comment.  Please see page 72 of the proxy statement.

3.
We note that the company filed a $200 million shelf registration statement where any future takedowns are conditioned on approval of the merger. Revise the appropriate sections of the proxy statement (e.g., MD&A, risk factors, etc.) to highlight the effect (e.g. liquidity, dilution, etc.) of the potential financing.

Response

The proxy statement has been revised in response to the Staff’s comment.  Please see revised disclosures throughout the proxy statement.  Please see for example, pages 22, 55, 73, 125 and 126 of the proxy statement.

Davis Polk & Wardwell LLP

Larry Spirgel	August 14, 2009	pg. 3

Please do not hesitate to contact the undersigned at (212) 450-4502 or Leonard Kreynin at (212) 450-4937 should you wish to discuss the foregoing or this filing.

Very truly yours,

/s/ Paul D. Hodgdon
Paul D. Hodgdon
Davis Polk & Wardwell LLP

cc:        Scott L. Bok, GHL Acquisition Corp.

Davis Polk & Wardwell LLP